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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ---------------------


                                    FORM 11-K




              ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                    FOR THE FISCAL YEAR ENDED MARCH 31, 2004

                                    -- OR --

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                         Commission File Number 1-12833



                                    TXU Corp.


            ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
                                 (214) 812-4600



           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)



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                                TABLE OF CONTENTS


                                                                                                           Page
                                                                                                           -----

FINANCIAL INFORMATION
      The following financial statements are furnished for the Plan:

         Statements of Financial Condition at March 31, 2004 and 2003................................        1

         Statements of Income (Loss) and Changes in Plan Equity for the
             periods ended March 31, 2004 and 2003 and June 30, 2002.................................        2

         Notes to Financial Statements...............................................................        3

         Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..............................................        7

PLAN ADMINISTRATOR'S SIGNATURE.......................................................................        8

EXHIBITS

      The following exhibits are filed herewith:

         Exhibit 23   Consent of Independent Registered Public Accounting Firm

* Pursuant to Item 601 (b) (32) (ii) of Regulation S-K, this certificate is not being "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.


                                      (i)

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                        STATEMENTS OF FINANCIAL CONDITION

                                                                                                  March 31,        March 31,
                                                                                                    2004             2003
                                                                                                  ---------        ---------
Investment in securities of participating employer--
   Common stock of TXU Corp., at fair value as determined by quoted market prices
    (historical cost: 2004-- $28,610,157; 2003-- $32,465,632) (Note 3)..................         $ 25,470,348    $ 14,620,637

Dividends receivable....................................................................              111,088         103,959

Interest receivable.....................................................................                   62              84

Cash and cash equivalents...............................................................               78,005          77,383
                                                                                                 ------------    ------------


               Total assets and Plan equity.............................................         $ 25,659,503    $ 14,802,063
                                                                                                 ============    ===========


See Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

               STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY



                                                                            For the Plan Year For the Period From  For the Plan Year
                                                                                  Ended       July 1, 2002 through       Ended
                                                                              March 31, 2004     March 31, 2003       June 30, 2002
                                                                             ----------------- -------------------  ---------------
Additions (deductions):
   Net investment income:
     Dividends on common stock of TXU Corp..................................   $    469,842       $    698,650       $  2,161,341
     Interest ..............................................................          3,398              3,080             21,748
                                                                               ------------       ------------       ------------
           Net investment income............................................        473,240            701,730          2,183,089

   Gain (loss) realized on sale of investments..............................     (4,388,356)         1,254,869            257,890
   Change in unrealized appreciation (depreciation) of investments (Note 3).     14,705,186        (29,665,356)         2,296,652

   Contributions and deposits (Note 4):
     Participating employees' salary deferrals..............................      2,076,825            156,267          4,633,730
     Employer matching and incentive awards.................................      3,935,464            234,401         10,693,045
                                                                               ------------       ------------       ------------
           Total contributions and deposits.................................      6,012,289            390,668         15,326,775
                                                                               ------------       ------------       ------------

              Total additions (deductions)..................................     16,802,359        (27,318,089)        20,064,406
                                                                               ------------       ------------       ------------

Distributions and forfeitures:
   Distributions to participants (Note 5)...................................      4,260,883          9,277,468          7,338,013
   Distributions to the TXU Salary Deferral Program (Note 1)................      1,453,094                 --                 --
   Fees to Plan sponsor.....................................................             --                 10              3,288
   Forfeitures..............................................................        230,942            284,026            840,211
                                                                               ------------       ------------       ------------
           Total distributions and forfeitures..............................      5,944,919          9,561,504          8,181,512
                                                                               ------------       ------------       ------------

Net additions (deductions)..................................................     10,857,440        (36,879,593)        11,882,894

Plan equity, beginning of period............................................     14,802,063         51,681,656         39,798,762
                                                                               ------------       ------------       ------------

Plan equity, end of period .................................................   $ 25,659,503       $14,802,063        $ 51,681,656
                                                                               ============       ===========        ============

See Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.      Plan Description-- The TXU Deferred and Incentive Compensation Plan
        (Plan) allows elected officers of TXU Corp. (TXU or the Company) or a participating subsidiary of the Company (Employer-Companies) with the title of Vice President or above to defer a percentage of their base salary not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company
        (the Committee) for each Plan year and, in any event, not to exceed 15% of the participant's base salary. The Employer-Companies make matching awards equal to 150% of the deferred compensation. In addition, for Plan years beginning on or before July 1, 2001, 50% of any awards made to participants under the TXU Annual Incentive Plan were automatically deferred under the Plan as incentive awards. Effective April 1, 2002, the Committee elected to change the Plan year-end from June 30 to March 31. On April 1, 2002, participants of the Plan were given the option to begin participation for the 2003 Plan year either as of April 1, 2002 or to defer their participation until July 1, 2002. A special transition rule applied to the Plan year beginning July 1, 2001, which is reported herein, whereby it continued for the full twelve-month period ended June 30, 2002 (2002 Plan year), running concurrently with the Plan year beginning April 1, 2002 and ending March 31, 2003 (2003 Plan year) for the overlapping period. As a result of the change in the Plan year-end, the period ended March 31, 2003, included in this report, contains activity for the nine-month period from July 1, 2002 to March 31, 2003.

        A participant's benefits under the Plan are provided through an irrevocable grantor trust, the assets of which are subject to the claims of the Company's general creditors. A participant's Employer-Company provides the trust with funds equal to the amount credited to the participant's account, and the trustee invests such funds in shares of common stock of the Company (Common Stock). The trustee uses any cash dividends received on Common Stock held in the trust to buy additional shares of Common Stock.

        A participant's deferred compensation, matching award and incentive award amounts are credited to the participant's account under the Plan and are converted into performance units on the basis of the number of shares of Common Stock that can be purchased with such amounts as of the applicable date. Additional performance units are credited to a participant's account, determined by multiplying the number of performance units in the participant's account by the amount of any regular or special cash dividend declared on each share of Common Stock and dividing the product by the amount paid by the trust for a share of such Common Stock with the dividend amounts received by the trust.

        On the expiration of the applicable maturity period (three years for incentive awards and five years for deferrals and matching awards, beginning on the first day of the Plan year in which the contributions are made) the value of the participant's account is paid to the participant in cash. Effective August 17, 2001, the Plan was amended to provide the option to defer amounts that would otherwise mature under the Plan into, and subject to, the provisions of the TXU Salary Deferral Program, provided that the deferral election is made at least twelve months before the amounts would otherwise mature under the Plan. In no event will a participant's account be deemed to have a cash value less than the sum of the participant's maturing salary deferrals and 6% per annum interest on such amounts. To the extent that the amounts maturing under the Plan combined with the participant's other remuneration for such year exceed $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately, provided that, if such termination occurs prior to the end of a Plan year, the deferred amount and Company match for the year of such termination will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the deferred amount and company match for the year of retirement will be recomputed unless the participant has previously elected to accelerate

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        the balance of salary deferrals. In the event a participant's employment is terminated because of reasons other than death, permanent and total disability or retirement, all rights to amounts for maturity periods not yet completed shall be forfeited and revert to the Company (as Plan sponsor), except for participant deferrals and 6% per annum interest on those amounts. Such forfeited amounts are used to reduce the Company's required contributions to the Plan in the quarter following the termination event.

        In the event of such a change in control of the Company: (i) forfeiture provisions and the provisions relating to recomputation upon termination during the Plan year are eliminated; (ii) amounts maturing within twelve months are to be paid within thirty days of the change in control; and
        (iii) amounts maturing more than twelve months from the change in control may, at the election of the participant, be paid on the first anniversary of the change in control or when such amounts would otherwise mature.

        The number of participants (current and former employees) for the Plan years ended March 31, 2004 and 2003 and June 30, 2002 were 72, 76, and 81, respectively.

2.      Summary of Significant Accounting Policies:

        Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

        Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

        Distributions to Participants -- Distributions to participants are recorded when paid.

        Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or liquidation of investments, are paid by the Employer-Companies.

3. Plan Investments -- The historical cost, fair value and unrealized appreciation (depreciation) of investments as of March 31, 2004 and 2003, and June 30, 2002 were as follows:

                                                  Per Share  Number of    Historical    Fair    Appreciation
                                                    Value     Shares        Cost       Value   (Depreciation)
                                                    -----     ------        ----       -----   --------------
        Common stock of TXU Corp.
            March 31, 2004.......................   $28.66  888,707(a) $28,610,157 $25,470,348 $(3,139,809)

            March 31, 2003.......................    17.85  819,083(b)  32,465,632  14,620,637 (17,844,995)

            June 30, 2002........................    51.55  989,596(c)  39,193,332  51,013,693  11,820,361

        ------------------------------
         (a) Represented 0.2743% of the outstanding shares of common stock of TXU Corp. (324,001,906 at March 31, 2004).

        (b) Represented 0.2543% of the outstanding shares of common stock of TXU Corp. (322,155,194 at March 31, 2003).

        (c) Represented 0.3557% of the outstanding shares of common stock of TXU Corp. (278,238,854 at June 30, 2002).

        The investment in Common Stock is stated at fair value based upon the last reported sale price on recognized exchanges on the last business day of the Plan year. The cost basis of Plan investments was changed from average cost to first-in first-out during the 2003 Plan year. The effect of the change was not material.

        The Plan's investment in Common Stock is subject to various risks related to, among other things, interest rates, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the Common Stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

        During the Plan year ended March 31, 2004, 20,756 shares were sold to an affiliated benefit plan of the Company for $449,516. The share price used was determined based on the sales price for similar shares sold by the Company during the same timeframe.

4. Plan Contributions -- Contributions by participating employees' salary deferrals and employer matching and incentive awards for the periods ended March 31, 2004 and 2003 and June 30, 2002 were as follows:

                                                            Participating     Contributions
                                                             Employees'       by Employer-         Total
                    Employer-Companies                    Salary Deferrals      Companies      Contributions
                    ------------------                    ----------------      ---------      -------------
          2004:
             TXU Corp.....................................  $   142,500      $   437,682       $   580,182
             TXU US Holdings Company......................    1,135,302        2,017,219         3,152,521
             TXU Business Services and others.............      799,023        1,480,563         2,279,586
                                                            -----------      -----------       -----------
               Total......................................  $ 2,076,825      $ 3,935,464       $ 6,012,289
                                                            ===========      ===========       ===========

          2003:
             TXU US Holdings Company......................  $    53,209      $    79,813       $   133,022
             TXU Business Services and others.............      103,058          154,588           257,646
                                                            -----------      -----------       -----------
               Total......................................  $   156,267      $   234,401       $   390,668
                                                            ===========      ===========       ===========

          2002:
             TXU Corp.....................................  $   491,250      $ 1,374,375       $ 1,865,625
             TXU US Holdings Company......................    1,739,968        3,512,452         5,252,420
             TXU Business Services and others.............    2,402,512        5,806,218         8,208,730
                                                            -----------      -----------       -----------
               Total......................................  $ 4,633,730      $10,693,045       $15,326,775
                                                            ===========      ===========       ===========

         Incentive awards included in contributions by Employer-Companies were $3,742,450 for the Plan year ended June 30, 2002. No incentive awards were included in contributions by Employer-Companies for the periods ended March 31, 2003 and thereafter.

         Total contributions of $15,326,775 for the Plan year ended June 30, 2002 included $5,985,013 ($2,394,005 in participating employees' salary deferrals and $3,591,008 in contributions by Employer-Companies) for the Plan year beginning April 1, 2002. Additionally, $9,341,762 in contributions related to the special transition rule. (See Note 1 for discussion of change in the Plan years and special transition rule for the Plan year ended June 30, 2002.)

5. Plan Distributions -- Amounts contributed to the Plan (including earnings thereon) during the July 1 through June 30 Plan years mature on June 30 of the applicable maturity period. Amounts contributed to the Plan (including earnings thereon) during the April 1 through March 31 Plan years mature on March 31 of the applicable maturity period.

         During the plan year ended March 31, 2004, eleven participants terminated from the Plan. Distributions were made to terminated participants in the aggregate amount of $664,718, and the terminations resulted in net forfeitures of $230,942. In July 2003, the trustee distributed $5,280,201, composed of net proceeds in the amount of $4,459,978 obtained upon sale of the associated assets (Common Stock) of matured deferrals and awards and a Company contribution in the amount of $820,223 required to meet the Plan's minimum distribution requirements.

         During the plan year ended March 31, 2003, six participants terminated from the Plan. Distributions were made to terminated participants in the aggregate amount of $302,127, and the terminations resulted in net forfeitures of $284,026.

         During the plan year ended June 30, 2002, two participants terminated from the Plan. Distributions were made to the terminated participants in the aggregate amount of $250,627, and the terminations resulted in net forfeitures of $840,211. Maturing in June 2002 were employee salary deferrals and matching awards for the Plan year ended June 30, 1998 and the incentive awards made for the Plan year ended June 30, 2000. In July 2002, the trustee distributed $8,975,341 of matured deferrals and awards, representing the net proceeds obtained upon sale of the associated assets (Common Stock).

6. Federal Income Taxes -- The Company intends and has been advised that the Plan does not meet the requirements of a tax-qualified plan under
          Section 401(a) of the Internal Revenue Code (Code); the trust established thereunder is not exempt from federal income taxes under
          Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

          Based on the Code and regulations promulgated thereunder as currently in effect:

          (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

          (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not included in the participant's income until paid or otherwise made available to the participant.

          (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Plan Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Organization and Compensation Committee
TXU Deferred and Incentive Compensation Plan


We have audited the accompanying statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the "Plan") as of March 31, 2004 and 2003, and the related statements of income (loss) and changes in plan equity for the year ended March 31, 2004, the period from July 1 2002 through March 31, 2003, and the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at March 31, 2004 and 2003, and the results of its operations and changes in plan equity for the year ended March 31, 2004, the period from July 1, 2002 through March 31, 2003, and the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 24, 2004

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee of the Board of Directors of TXU Corp. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                              TXU DEFERRED AND INCENTIVE COMPENSATION PLAN


                                  By              /s/ Diane J. Kubin
                                      -----------------------------------------
                                                  Plan Administrator
                                       Organization and Compensation Committee

June 25, 2003


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